Anil Dhirubhai Ambani Group

RECEIVED

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

07020316

Exemption No 82- 35008

10th January, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Sub: - Revised Shareholding Pattern for the quarter ended 31st December 2006

Further to our letter dated 8th January, 2007, we submit herewith the revised Shareholding Pattern of the Company for the quarter ended 31st December 2006.

The only revision made is in statement II(b) showing holding of Depository receipts, where underlying shares are in excess of 1% of the total shares.

Kindly take the revised statement on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE ENERGY LIMITED						
Scrip Code : 500390			As on: 31st December 2006			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.32	0.31
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	24	62663398	62661712	30.38	29.40
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**35**	**63326776**	**63325083**	**30.71**	**29.71**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	35	**63326776**	63325083	**30.71**	**29.71**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	285	13054347	13009750	6.33	6.13
(b)	Financial Institutions/Banks	412	2033477	2016704	0.99	0.95
(c)	Central Government/State Governments	54	81993	4218	0.04	0.04
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	23	47603839	47602908	23.08	22.34
(f)	Foreign Institutional Investors	527	47023369	46802487	22.80	22.06
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1301**	**109797025**	**109436067**	**53.24**	**51.52**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	7117	4374392	4108495	2.12	2.05
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1577086	25037641	17904818	12.14	11.75
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	51	1933783	1829351	0.94	0.91
(c)	Any Other (Specify)				0.00	0.00
1	Trustee	1	440000	440000	0.21	0.21
2	NRIs/OCBs	17372	1329315	852844	0.64	0.62
3	Pending Confirmation*	0	1270	0	0.00	0.00
	Sub -Total (B)(2)	**1601627**	**33116401**	**25135508**	**16.06**	**15.54**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1602928**	**142913426**	**134571575**	**69.29**	**67.05**
	TOTAL (A) +(B)	**1602963**	**206240202**	**197896658**	**100.00**	**96.77**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	3	6890106	6889375	0.00	3.23
	GRAND TOTAL (A)+(B)+(C)	1602966	213130308	204786033	100.00	100.00

* Physical shares pending for demat confirmation

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	ANADHA ENTERPRISE PRIVATE LIMITED	2 01 44 951	9.45
2	AAA PROJECT VENTURES PRIVATE LIMITED	1 49 91 685	7.03
3	BHAVAN MERCANTILE PRIVATE LIMITED	1 34 29 968	6.30
4	RELIANCE CAPITAL LIMITED	1 32 32 116	6.21
5	AAA GLOBAL BUSINESS ENTERPRISES PVT. LTD.	8 64 675	0.41
6	KOKILA D AMBANI	2 74 891	0.13
7	ANIL D AMBANI	1 39 437	0.07
8	JAIANMOL A. AMBANI	1 25 231	0.06
9	TINA A AMBANI	1 23 812	0.06
10	JAIANSHUL A. AMBANI	7	0.00
11	HANSDHWANI TRADING COMPANY PVT LTD	3	0.00
	TOTAL	**6 33 26 776**	**29.71**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	3 12 06 763	14.64
2	THE BANK OF NEW YORK	68 90 106	3.23
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	45 08 113	2.12
4	GENERAL INSURANCE CORPORATION OF INDIA	36 30 482	1.70
5	THE ORIENTAL INSURANCE COMPANY LIMITED	35 39 357	1.66
6	JP MORGAN ASSET MANAGEMENT (EUROPE) S.A.R.L.A/C FLAGSHIP INDIAN INVESTMENT COMPANY (MAURITIUS) LIMITED	35 10 000	1.65
7	ARANDA INVESTMENTS (MAURITIUS) PTE LTD	34 00 000	1.60
8	PLATINUM ASSET MANAGEMENT LIMITED A/C PLATINUM INTERNATIONAL FUND	33 96 622	1.59
9	HSBC GLOBAL INVESTMENT FUNDS A/C HSBC GLOBALINVESTMENT FUNDS MAURITIUS LIMITED	27 96 085	1.31
10	NATIONAL INSURANCE COMPANY LTD	24 88 728	1.17
11	CITIGROUP GLOBAL MARKETS MAURITIUS PRIVATE LIMITED	23 90 246	1.12
12	UNITED INDIA INSURANCE COMPANY LIMITED	22 30 386	1.05
13	QUANTUM (M) LIMITED	21 89 247	1.03
	TOTAL	**7 21 76 135**	**33.86**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	1 04 16 000	4.89
	TOTAL	1 04 16 000	4.89

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDRs	22 96 702	68 90 106	3.23
	TOTAL		68 90 106	3.23

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Bank of New York as depositary for GDR holders *	GDR	68 90 106	3.23
	TOTAL		68 90 106	3.23

* The details of individual GDR holder is not available